Exhibit 99.1

22 June, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 21 June, 2012 it purchased for cancellation 400 Ordinary Shares, at an average price of $22.0000.

Following the cancellation of these shares, the Company will have 59,744,339 Ordinary Shares in issue.